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Exhibit 99(d)(18)

AMENDED AND RESTATED
STOCK SUBSCRIPTION AGREEMENT

    This AMENDED AND RESTATED STOCK SUBSCRIPTION AGREEMENT (this "Agreement"), dated as of               , 2001, is between Westfield America Management Limited ACN 072 780 619 ("WAML"), in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449, a public unit trust constituted under the laws of Australia ("WAT"), and Westfield America, Inc., a Missouri corporation (the "Company").

    WHEREAS, WAML, Perpetual Trustee Company Limited, an Australian company ("PTCL"), each acting on behalf of WAT, and the Company entered into that certain Stock Subscription Agreement (the "Subscription Agreement"), dated as of May 29, 1998;

    WHEREAS, upon registration of WAT as a managed investment scheme, PTCL ceased to be the trustee of WAT, and WAML became the responsible entity of WAT, and pursuant to the Australian Corporations Law (as re-enacted, the Corporations Act 2001 (Cwlth)), the rights, obligations and liabilities of PTCL as trustee of WAT under the Subscription Agreement were assumed by WAML as responsible entity of WAT;

    WHEREAS, as a result of the tender offer and the merger under the Agreement and Plan of Merger, dated as of February 14, 2001, among WAML, Mall Acquisition Corp., a Delaware corporation, and the Company, the Company's common stock is no longer traded on the New York Stock Exchange;

    WHEREAS, WAML and the Company now desire to amend and restate the Subscription Agreement in its entirety in order to clarify the proper valuation methodology, and to determine a fair and reasonable price, for the Company's common stock in light of the fact that the Subscription Agreement computed the value of such stock with respect to its trading price;

    WHEREAS, this Agreement represents the parties' best estimate of the fair market value of the Company's common stock;

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend and restate the Subscription Agreement as follows:

    1.  Purchase and Sale of Common Stock.

      (a)  Purchase of Common Stock.  Subject to all of the terms and conditions of this Agreement, WAML on behalf of WAT shall subscribe for and purchase, and the Company shall sell to WAML on behalf of WAT, the number of shares of Common Stock calculated as provided in Section 1(b) (the "Subscription Shares"), for an aggregate purchase price in U.S. dollars calculated as provided in Section 1(c) (the "Purchase Price"), at the First Closing and the Second Closing, as the case may be, provided for in Section 2(a) hereof.

      (b)  Subscription Shares.  The number of shares of Common Stock to be subscribed for and purchased by WAML on behalf of WAT at each Closing shall be calculated by dividing the applicable Subscription Amount by the Further Investment Ratio, rounded to the nearest whole share.

      (c)  Purchase Price.  The Purchase Price payable at each Closing shall equal the U.S. dollar equivalent, calculated at the applicable Exchange Rate, of the product of (x) applicable Subscription Amount times (y) the Average Unit Price.

      (d)  Cash or Share Election.  Notwithstanding any other provision of this Agreement, the Company may, in its sole and absolute discretion, by notice to WAML at any time prior to or on May 23, 2002 in respect of the First Closing and May 23, 2003 in respect of the Second Closing (or, in any case, if such day is not a Business Day, the immediately preceding Business Day), (A) elect (a "Cash Election") to pay in cash to WAML on behalf of WAT, in lieu of delivering Subscription Shares at such Closing, an amount (the "Cash Election Amount") equal to the U.S. dollar equivalent, calculated at the applicable Exchange Rate, of the product of (x) the Subscription Amount times the Average Unit Price (y) times 0.05, or (B) elect (a "Share Election") to deliver to WAML on behalf of WAT, in lieu of delivering Subscription Shares at such Closing, a number of shares of Common Stock ("Election Shares") calculated by dividing (x) the product of (i) the Subscription Amount times (ii) 0.05, by (y) the Further Investment Ratio, rounded to the nearest whole share. Any Cash Election or Share Election shall relate to all of the Subscription Shares otherwise required to be delivered at the applicable Closing, and in no event shall the Company be entitled to make a partial Cash Election or Share Election.

    Any Cash Election Amount shall be payable prior to or at the Closing to which the relevant Cash Election relates, as provided in Section 2 (b). Any Election Shares shall be deliverable prior to or at the Closing to which the relevant Share Election relates, as provided in Section 2(b). The Company shall be entitled to make either a Cash Election or a Share Election in respect of any or all Closings and in its sole and absolute discretion. A Cash Election or a Share Election made in respect of any Closing shall not affect the parties' respective rights and obligations under this Agreement in respect of any subsequent Closing, subject to all of the terms and conditions hereof.

      (e)  Unit Redemption To Have No Effect.  The obligations of WAML under this Agreement, including, without limitation, the obligation to subscribe for and purchase shares of Common Stock at each Closing, shall continue in full force and effect notwithstanding any election by WAML to redeem the Series B Units or the Series C Units pursuant to the Constitution.

      (f)  Notice by WAML.  WAML hereby agrees to provide written notice to the Company at least four Business Days prior to each Closing Date of the aggregate of the Remaining Installment Amounts paid or deemed to be paid to WAML on behalf of WAT in respect of Series B Units and Series C Units, respectively, pursuant to the Constitution.

      (g)  ASX Maximum Permitted Number of Shares.  In no event shall WAML be required to subscribe for and purchase, or the Company be required to sell to WAML, shares of Common Stock in excess of the number of shares of Common Stock for which WAML on behalf of WAT is permitted to subscribe in accordance with the terms of clause 1.3 of the ASX Waiver, as and to the extent that such terms may be waived from time to time by the ASX (such number of shares being referred to herein as the "ASX Maximum Permitted Number of Shares").

    2.  Closings.

      (a)  Time and Place.  Subject to the satisfaction of the conditions contained herein, (i) the first closing of the sale and the purchase of Subscription Shares and, if applicable, the payment of any Cash Election Amount or the delivery of any Election Shares (the "First Closing") shall be held at 9:00 a.m. (New York time) on June 28, 2002 or such other date pursuant to clause (x) or (y) below (the "First Closing Date"), and (ii) the second closing of the sale and the purchase of Subscription Shares and, if applicable, the payment of any Cash Election Amount or the delivery of any Election Shares (the "Second Closing" and, together with the First Closing, the "Closings") shall be held at 9:00 a.m. (New York time) on June 30, 2003 or such other date pursuant to clause (x) or (y) below (the "Second Closing Date" and, together with the First Closing Date, the "Closing Dates"), or, in each case, (x) at such other time and date as the parties may agree in writing or (y) in the case of payment of any Cash Election Amount or delivery of any Election Shares at such earlier date as the Company may elect in its sole and absolute discretion by notice in writing to WAML. Each Closing shall be held at the offices of Debevoise & Plimpton, 875 Third Avenue, New York, New York, or at such other place as agreed to in writing by the parties hereto.

      (b)  Delivery by the Company.  At each Closing, subject to Section 1(d)(A), the Company shall deliver to WAML on behalf of WAT a stock certificate registered in WAML's name and representing the Subscription Shares to be delivered at such Closing pursuant to Section 1(a) or the Election Shares to be delivered at such Closing pursuant to Section 1(d), as the case may be. If the Company has made a Cash Election pursuant to Section 1(d)(A) in respect of any Closing, the Company shall pay to WAML on behalf of WAT, by wire transfer of immediately available funds to the account of WAML with a bank in New York City designated at least two Business Days prior to the relevant Closing Date, the applicable Cash Election Amount.

      (c)  Delivery by WAML.  At each Closing, subject to Section 1(d), WAML shall pay or cause to be paid to the Company, by wire transfer of immediately available funds to the account of the Company with a bank in New York City designated at least two Business Days prior to the relevant Closing Date, the Purchase Price payable pursuant to Section 1(c) hereof.

    3.  Representations and Warranties of the Company.  The Company hereby represents and warrants to WAML as follows:

      (a)  Authorization.  The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company.

      (b)  Common Stock.  The Subscription Shares or the Election Shares, as applicable, to be delivered by the Company at each Closing, as of the relevant Closing Date, will have been duly authorized for issuance and, when delivered in accordance with this Agreement, will be validly issued, fully paid and non-assessable.

    4.  Representations and Warranties of WAML.  WAML hereby represents and warrants to the Company as follows:

      (a)  Authorization.  WAML has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and on behalf of WAT. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by or on behalf of each of WAT and WAML.

      (b)  Securities Law Matters.  WAML acknowledges receipt of advice from the Company that (i) neither the Subscription Shares nor the Election Shares, as the case may be, will be registered under the Securities Act of 1933, as amended (the "Securities Act") or qualified under any state securities or "blue sky" laws and (ii) a restrictive legend stating that such shares of Common Stock have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale thereof shall be placed on the certificates representing such shares.

    5.  Conditions.

      (a)  Conditions to the Obligations of WAML.  The obligation of WAML to purchase the Subscription Shares at each Closing is subject to the satisfaction or waiver at or prior to the applicable Closing Date of the following conditions:

        (i)  The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the date hereof, and true and correct in all material respects at and as of the applicable Closing Date as if made at and as of such time;

        (ii) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the applicable Closing Date pursuant to the terms hereof; and

        (iii) No Bankruptcy Event or Acceleration Event with respect to the Company shall have occurred and be continuing, and WAML shall have received a certificate of the president, chief financial officer or a vice president of the Company, dated as of the applicable Closing Date, to the effect that no such Bankruptcy Event or Acceleration Event has occurred and is continuing (in each case, subject to clause (y) of the definition of "Acceleration Event").

        A "Bankruptcy Event" shall occur with respect to the Company if (x) a court of appropriate jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case, (B) appoints a Receiver of the Company or for all or substantially all of its property or (C) orders the liquidation of the Company; or (y) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case, (B) consents to the entry of an order for relief in an involuntary case, (C) consents to the appointment of a Receiver of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors.

        An "Acceleration Event" shall occur with respect to the Company if the Company defaults under the terms of any agreement or instrument evidencing or under which the Company has at the date of this Agreement or hereafter outstanding any Senior Indebtedness that is full recourse to the Company and such Senior Indebtedness shall be accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise become due and payable and the aggregate principal amount thereof so accelerated exceeds $150,000,000 and such acceleration is not rescinded or annulled within 90 Business Days; provided, however, that (x) if such default under such agreement or instrument is remedied or cured by the Company or waived by the holders of such Senior Indebtedness, then the Acceleration Event hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived or (y) if the Company provides to WAML a certificate of the president, chief financial officer or a vice president of the Company to the effect that the Company holds sufficient funds, or has sufficient availability under its credit facilities, to discharge such Senior Indebtedness, then for all purposes of this Agreement the Acceleration Event shall be deemed not to have occurred.

      (b)  Conditions to the Obligations of the Company.  The obligation of the Company to sell the Subscription Shares or to deliver the Election Shares, as the case may be, at each Closing, or to pay any amount to WAML as provided herein, is subject to the satisfaction or waiver at or prior to the applicable Closing Date of the following conditions:

        (i)  The representations and warranties of WAML contained in this Agreement shall be true and correct in all material respects at and as of the date hereof, and true and correct in all material respects at and as of the applicable Closing Date as if made at and as of such time; and

        (ii) WAML shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the applicable Closing Date pursuant to the terms hereof.

    6.  Definitions.  For the purposes of this Agreement, the following terms shall have the following respective meanings:

    "Adjusted Average Unit Price" means the product of (x) Average Unit Price times (y) 0.95.

    "ASX" means the Australian Stock Exchange Limited.

    "ASX Waiver" means the letter, dated March 27, 1998, issued by the ASX to WAML (in its then capacity as manager of WAT), and as modified by a letter dated May 21, 2001. A copy of the ASX Waiver is attached as Annex A hereto.

    "Average Unit Price" means the price of an ordinary unit in WAT, calculated in accordance with the definition of "MV" in clause 1 of the second schedule to the Constitution.

    "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

    "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

    "Common Stock" means the common stock, par value $.01 per share, of the Company.

    "Constitution" means the Trust Deed, dated March 28, 1996, as amended, establishing WAT and as varied by Deed of Variation No. 7 dated March 17, 2000.

    "Determination Date" means the ASX business day in Australia immediately preceding the First Closing Date or the Second Closing Date, as the case may be.

    "Exchange Rate" means (x) the spot rate for the exchange of Australian dollars to U.S. dollars on the relevant Determination Date as quoted on the Reuters Screen "HSRA" or any equivalent replacement reference page at 4:00 p.m. in New York City on such date, or (y) if no such rate is available on such date, the average of the mid-rates for the exchange of Australian dollars to U.S. dollars as quoted by any two of National Australia Bank Limited, Commonwealth Bank of Australia Limited, Westpac Banking Corporation, and Australia and New Zealand Banking Group Limited at 4:00 p.m. in New York City on the relevant Determination Date, in each case as determined by the Company, whose determination shall be conclusive.

    "Further Investment Ratio" means the ratio calculated pursuant to clause 1.4 of the ASX Waiver.

    "Indebtedness" means (i) the principal obligations of the Company for borrowed money (other than (x) the deferred purchase price of property or services and (y) indebtedness to trade creditors and service providers incurred in the ordinary course of business) and (ii) the principal obligations of the Company evidenced by bonds, notes, debentures or other similar instruments.

    "Receiver" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

    "Remaining Installment Amount", in respect of any Unit, means the balance of the application price of Aus.$50.00 payable by the holder of such Unit pursuant to the Constitution.

    "Senior Indebtedness" means any Indebtedness of the Company that is not subordinated in right of payment to any other Indebtedness of the Company.

    "Series B Units" means the 3,100,000 Series B Class Units issued pursuant to the Constitution.

    "Series C Units" means the 3,100,000 Series C Class Unit issued pursuant to the Constitution.

    "Subscription Amount" means the amount obtained by dividing the aggregate Remaining Installment Amounts paid or deemed to be paid to WAML in respect of Series B Units or Series C Units, as the case may be, pursuant to the Constitution and the Underwriting Agreement, by the

Adjusted Average Unit Price; provided that (x) if the Company has made a Cash Election or a Share Election pursuant to Section 1(e) or (y) if WAML has elected to redeem the Series B Units or the Series C Units, as the case may be, pursuant to the Constitution, "Subscription Amount" in respect of any Closing means the amount obtained by dividing the aggregate Remaining Installment Amounts that would have been payable to WAML in respect of Series B Units or Series C Units, as the case may be, pursuant to the Constitution, by the Adjusted Average Unit Price.

    "Underwriting Agreement" means the Underwriting Agreement, dated May 4, 1998, between WAML and UBS Warburg Australia Limited (formerly known as SBC Warburg Dillon Read Australia Limited), relating to the Units.

    "Units" means collectively the Series B Units and the Series C Units.

    "WALP" means Westfield America Limited Partnership, a Delaware limited partnership.

    "WAT" means the trust established pursuant to the Trust Deed dated March 28, 1996, as amended, being an Australian public property trust.

    7.  Withholding Taxes.  If the Company is required under U.S. federal, state or local tax law to withhold any taxes from or in respect of a payment of the Cash Election Amount or the Election Shares, then the amount payable shall be increased as necessary so that, after all applicable withholding (including withholding applicable to additional sums payable under this Section 7), WAML on behalf of WAT receives a sum (in cash or shares) that would have been received had no withholding been required.

    8.  WAML's Limitation of Liability.

      (a) WAML enters into this Agreement only in its capacity as responsible entity of WAT and in no other capacity. Any liability arising under or in connection with this Agreement will be limited to, and can be enforced against WAML only to the extent to which such liability can be satisfied out of, the property or assets of WAT from which WAML is actually indemnified for such liability. This limitation of WAML's liability under this Agreement will apply despite any other provision of this Agreement and extends to all liabilities and obligations of WAML in any way related to any representation, warranty, conduct, omission, agreement or transaction related to this Agreement, subject to paragraph (c)(i) of this Section 8.

      (b) The Company may not sue WAML in any capacity other than as responsible entity of WAT, including to seek the appointment of a receiver (except in relation to the property or assets of WAT), a liquidator, an administrator or any similar person with respect to WAML or to prove in any liquidation, administration or arrangement of or affecting WAML (except in relation to the property or assets of WAT), subject to paragraph (c)(i) of this Section 8.

      (c) Notwithstanding the foregoing paragraphs (b) and (c), the provisions of this Section 8 shall not: (i) apply to any obligation or liability of WAML to the extent that it is not satisfied because under the Constitution or by operation of law there is a reduction in the extent of WAML's indemnification out of the property or assets of WAT as a result of WAML's fraud, negligence or breach of trust; or (ii) in any way limit the right of the Company to bring any action or proceeding for the performance by WAML (in its capacity as responsible entity of WAT) of any of its obligations under this Agreement or the Company's right to recover damages from the property or assets of WAT.

    9.  Miscellaneous.

      (a)  Notices.  All notices and other communications made in connection with this Agreement shall be in writing and shall be (a) sent by facsimile, with a copy mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or (b) transmitted by hand delivery, addressed as follows (or at such other address as may be specified in writing to the other party hereto):

        (i)  if to the Company, to:

        Westfield America, Inc.
        11601 Wilshire Boulevard
        Los Angeles, California 90025
        Telecopy: 310-478-8776
        Attention: Secretary

        (ii) if to WAML, to:

        Westfield America Management Limited
        Level 24, Westfield Towers
        100 William Street
        Sydney NSW 2011 Australia
        Telecopy: 011 612 9358 7077
        Attention: Company Secretary

    All such notices and communications shall be deemed to have been received on the date of delivery.

      (b)  Binding Effect; Benefits, Etc.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or assigns any benefit or any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

      (c)  Waiver; Amendment. (i) Waiver.  The Company on the one hand and WAML on the other hand may by written notice to the other (A) extend the time for the performance of any of the obligations or other actions of the other party under this Agreement, (B) waive compliance with any of the conditions or covenants of the other party contained in this Agreement and (C) waive or modify performance of any of the obligations of the other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, conditions or agreements contained herein. The waiver by either the Company or WAML of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by either the Company or WAML to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

        (ii) Amendment. This Agreement may be amended, modified or supplemented only by a written instrument executed by the Company and WAML.

      (d)  Assignability.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company or WAML without the prior written consent of the other.

      (e)  Separability.  In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      (f)  Governing Law; Consent to Jurisdiction.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW YORK CIVIL PRACTICE LAWS AND RULES 327(B).

    The Company and WAML each irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this Agreement. The Company and WAML each irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in any such court and any claim that any such proceeding brought in such court has been brought in an inconvenient forum. The Company and WAML each agree that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding on it and may be enforced in any court to the jurisdiction of which it is subject by a suit upon such judgment. The Company and WAML each hereby irrevocably consent to service of copies of the summonses and complaints and any other process. Such service may be made by mailing or delivering a copy of such process to their respective addresses set forth above or by any other means provided for by applicable law.

      (g)  Section and Other Headings, etc.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

      (h)  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

    IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

WESTFIELD AMERICA, INC.

By:
Name: Title:

WESTFIELD AMERICA MANAGEMENT LIMITED, in its capacity as responsible entity and trustee of Westfield America Trust

By:
Name: Title:

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Exhibit 99(d)(18)
AMENDED AND RESTATED STOCK SUBSCRIPTION AGREEMENT